04004688

AH 3/9/2004 **

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004 WASH. D.C. 158

SEC FILE NUMBER
8- 41331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independence Capital Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5579 Pearl Road, Suite 100
(No. and Street)

Cleveland (City) Ohio (State) 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas G. Scheiman (440) 885-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas G. Scheiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Capital Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

DONALD S. SAWYER
My Commission Expires November 25, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independence Capital Co., Inc.
Financial Statements and Additional Information
For the Year Ended December 31, 2003

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors
Independence Capital Co., Inc.

We have audited the accompanying statement of financial condition of Independence Capital Co., Inc., an S corporation, as of December 31, 2003, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independence Capital Co., Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 15, 2004

Independence Capital Co., Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$53,812
Restricted cash	15,000
Commissions receivable	53,842
Securities owned, marketable, at market value	6,569
Office equipment, net of accumulated depreciation of $8,873	2,257
Other	9,460
	$140,940

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$31,328
Accounts payable, accrued expenses, and other liabilities	19,687
	51,015
Committment	
Stockholders' equity:	
Common stock-No par value, 750 shares authorized, 500 shares issued and outstanding	500
Additional paid-in capital	65,166
Retained earnings	24,259
Total stockholders' equity	89,925
	$140,940

The accompanying notes are an integral part of these financial statements.

Independence Capital Co., Inc.
Statement of Operations
For The Year Ended December 31, 2003

Revenues	
Commissions-registered representatives	$407,213
Management and investment advisory income	21,220
Trading gains – net	955
Dividends and interest	785
Other income	875
	431,048
Expenses	
Commissions, employee compensation and benefits	338,986
Professional fees	44,223
Occupancy	11,509
Communications and data processing	4,608
Floor brokerage, exchange, and clearance fees	15,285
Other expenses	17,590
	432,201
Net Loss	($ 1,153)

The accompanying notes are an integral part of these financial statements.

Independence Capital Co., Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Beginning Balance	$500	$60,866	$25,412	$86,778
Net loss	-	-	(1,153)	(1,153)
Contributions	-	4,300	-	4,300
Ending Balance	$500	$65,166	$24,259	$89,925

The accompanying notes are an integral part of these financial statements.

Independence Capital Co., Inc.
Statement of Cash Flows
For The Year Ended December 31, 2003

Cash flows provided by operating activities	
Net loss	($ 1,153)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	897
Unrealized appreciation of investments	(955)
Increase (decrease) in cash due to changes in operating assets and liabilities:	
Commissions receivable	(11,175)
Commissions payable	23,817
Accounts payable, accrued expenses, and other liabilities	16,217
Net cash provided by operating activities	27,648
Cash flows used in investing activities	
Purchase of office equipment	(400)
Net cash used in investing activities	(400)
Cash flows provided by financing activities	
Additional paid in capital	4,300
Net cash provided by financing activities	4,300
Net increase in cash	31,548
Cash at beginning of year	22,264*
Cash at end of year	$53,812

* Reclassified to conform with current year presentation

The accompanying notes are an integral part of these financial statements.

Note A – Organization and Nature of Business

Independence Capital Co., Inc. was incorporated on March 20, 1989 in the State of Ohio for the purpose of acting as a securities broker/dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

Note B – Summary of Significant Accounting Policies

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash
The company has $15,000 on deposit with Sterne, Agee & Leach, Inc. pursuant to its clearing agreement.

Cash and Cash Equivalents
The company considers cash on deposit and money market funds to be cash equivalents. The funds are highly liquid and readily accessible by the company.

Depreciation
The company uses the accelerated cost recovery method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

Income Taxes
As of January 1, 1991, the company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and is not subject to federal or state income taxes which are the responsibility of the stockholders.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commission receivables from clearing broker and other broker-dealers are recorded at the amount expected to be collected. Management reviews the collectibility of accounts receivable on a monthly basis. No allowance was deemed necessary at December 31, 2003.

Note C – Securities Owned, Marketable, at Market Value

Marketable securities are carried at market value. The resulting difference between cost and market value is included in trading gains-net. Security transactions are recorded on a trade date basis. Realized gains or losses are calculated using the specific identification method. Investments at December 31, 2003 consist of the following:

	Cost	Market Value
Common stock	$5,614	$6,569
Total	$5,614	$6,569

Unrealized gain on investments of $955 is reported in the Statement of Operations.

Note D - Net Capital Requirements

The company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the company had net capital of $68,253. The company's net capital ratio was .75 to 1.

Note E - Pension Plan

The company maintains a qualified defined contribution plan covering substantially all its employees. Contributions are determined as a percentage of each covered employee's salary. There was no contribution to the plan for the year ended December 31, 2003.

Note F - Leases

The company leases its main office for $750 per month from a related party pursuant to a month-to-month operating lease. Rent expense was $8,626 in 2003.

Note G - Related Party Transactions

The company has retained the certified public accounting firm of a 50% owner to provide administrative, accounting, and monthly compilation services at the rate of $1,350 per month. Payments for these professional services amounted to $16,200 for 2003.

Note H – Subsequent Event

In January of 2004, the Company paid a cash distribution to the shareholders in the amount of $10,000.

Note I – Commitments

Guaranty Agreement

The Company is a guarantor of a claim settlement, payable personally by an ex-shareholder of the Company, that arose from an NASD proceeding. The term of the guarantee is the life of the settlement, which is due in monthly payments through January 2005. The guarantee was required by the Court of Law. The Company would be required to perform under the guarantee if the ex-shareholder defaulted on the loan. The maximum potential amount to be owed would be the balance of the settlement. The outstanding balance of the settlement at December 31, 2003 amounted to $60,000.

Independence Capital Co., Inc.

Additional Information
Pursuant to Rule 17A-5 of the
Securities Exchange Act of 1934

December 31, 2003

Independence Capital Co., Inc.
Computation of Net Capital
December 31, 2003

Computation of net capital	
Total stockholders' equity	$89,925
Deductions and charges:	
Non allowable assets:	
Office equipment, net	2,257
Commissions receivable – 12b(1) fees	3,603
Other	13,450
Net capital before haircuts on security positions	19,310
Haircuts on securities:	2,362
Net capital	$68,253
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 3,403
Minimum dollar requirement	$50,000
Excess capital	$18,253
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$63,151
Computation of aggregate indebtedness	
Total liabilities	$51,015
Ratio of aggregate indebtedness to net capital	.75 to 1

Independence Capital Co., Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2003
Net capital, as reported in company's form X-17a-5, Part IIA	$69,707
Net audit adjustments	(1,454)
Net capital, as reported in Schedule I	$68,253

Inasmuch as Independence Capital Co., Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Independence Capital Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Independence Capital Co., Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 15, 2004